AllianceBernstein National Municipal Income Fund, Inc.
811-10573
Exhibit 77C

The Special Meeting of Stockholders of AllianceBernstein National Municipal Income Fund, Inc. ("the Fund") was held on February 22, 2007. A description of the proposal and number of shares voted at the meeting are as follows:

Issuance of the shares of the Fund's common stock in connection with the proposed acquisition of the all assets and assumption of all the liabilities of ACM Municipal Securities Income Fund, Inc. by the Fund.



Voted For  9,639,877

Against    466,945

Abstain    470,607